UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16 of the

Securities Exchange Act of 1934

For the month of February 2023

Commission File Number: 333-251238

COSAN S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

 Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐   No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐   No  ☒

São Paulo, February 28, 2023 - COSAN S.A. (B3: CSAN3; NYSE: CSAN) announces today its results for the fourth quarter (October, November and December) of 2022 (4Q22) and the fiscal year ended Dec. 31st, 2022. The results are presented on a consolidated basis, in conformity with the accounting practices adopted in Brazil and International Financial Reporting Standards (IFRS). The comparisons made in this report consider 4Q22 vs. 4Q21 and 2022 vs. 2021, except where otherwise indicated. Executive Summary Executive Summary - Cosan Pro forma¹ 4Q22 4Q21 Chg. % 3Q22 Chg. % 2022 2021 Chg.% BRL mln (oct-dec) (oct-dec) 4Q22/4Q21 (jul-sep) 4Q22/3Q22 (jan-dec) (jan-dec) 2022/2021 Net Revenue 41,011.1 34,352.8 19.4% 43,745.6 -6.3% 162,253.4 113,128.0 43.4% Adjusted EBITDA² 4,812.0 2,762.4 74.2% 4,105.4 17.2% 15,762.1 11,861.6 32.9% Raízen (50%) 1,475.4 1,679.9 -12.2% 1,378.4 7.0% 5,569.4 5,503.8 1.2% Rumo 905.4 419.2 n/a 1,429.2 -36.7% 4,534.5 3,297.4 37.5% Compass Gas & Energia 913.4 608.0 50.2% 965.9 -5.4% 3,459.9 2,707.0 27.8% Moove 199.8 109.6 82.3% 245.4 -18.6% 850.7 602.8 41.1% Cosan Investimentos3 1,308.2 46.1 n/a 48.7 n/a 1,480.1 46.1 n/a Cosan Corporate4 (87.8) (103.0) -14.8% (94.3) -6.9% (333.0) (343.6) -3.1% Eliminations 97.5 2.5 n/a 132.1 -26.2% 200.6 48.0 n/a Net Income 806.0 1,277.4 -36.9% (14.9) n/a 1,176.0 6,312.1 -81.4% Adjusted Net Income2 654.8 411.2 59.2% 452.6 44.7% 1,618.0 2,703.4 -40.2% Cash Generated (Used)5 8,958.2 694.4 n/a 6,941.3 29.1% 13,699.4 6,066.3 n/a Leverage6 2.2x 2.1x 0.1x 3.1x -0.9x 2.2x 2.1x 0.1x Note 1: Considers the consolidation of 50% of the results of Raízen S.A. and of 100% of the other operations. Note 2: Adjusted EBITDA and Net Income exclude non-recurring effects, as detailed on page 16 of this report. Note 3: As from 1Q22, the results of Cosan Investimentos comprise Radar, Payly, Trizy and Porto São Luis, as well as other investments and expenses. As from 4Q22, they exclude the results of Payly, which was sold to Raízen. Note 4: EBITDA of Cosan Corporate before equity income (loss). In 2021, included the results of Payly, Trizy and other expenses of Cosan Investimentos. Note 5: Free Cash Flow to Equity (FCFE) before dividend payments. Note 6: Net Debt/EBITDA in the last 12 months (LTM) adjusted by lease liabilities (IFRS 16). Cosan ended 4Q22 with adjusted EBITDA of R$4.8 billion, increasing 74% compared to 4Q21, reflecting mainly the revaluation of agricultural properties in Radar’s portfolio, which amounted to R$1.3 billion, and the strong results delivered by Rumo. Adjusted net income came to R$655 million (+59%) in the quarter, due to the revaluation of Radar's agricultural properties, as well as the increase in the results of Compass and Rumo. Free cash flow to equity (FCFE) was R$9.0 billion in 4Q22, 12.9 times higher than in 4Q21, reflecting the 4131 loans taken out for the acquisition of Vale’s shares, the operating cash generation of Rumo and Compass and the divestment of the port loading terminals T16 and T19 at Rumo. At December 31, 2022, financial leverage was 2.2x, increasing 0.1x, due to the increase in Raízen’s net debt, which was affected by the acceleration of investments in E2G and Biogas plants and the recovery of agricultural productivity. Compared to 3Q22, the lower leverage ratio reflected the lower net debt and higher EBITDA LTM, due to the impact of the revaluation of Radar’s land and better results at Rumo. EARNINGS CONFERENCE CALL March 1, 2023 (Wednesday) Portuguese (simultaneous translation into English) Time: 11 a.m. (Brasília) | 9 a.m. (New York) Webcast PT/EN: click here BR: +55 (11) 4632-2237 USA: +1 (253) 215-8782 INVESTOR RELATIONS E-mail: ri@cosan.com Telephone: +55 11 3897-9797 Website: www.cosan.com.br/en

A. Message from the CEO As we expected, 2022 was a very challenging year. Brazil and the world had to deal – and still do – with complex issues, such as high interest rates, inflation risk and the threat of a global recession. At Cosan, as in other equally challenging years, we were able to deliver consistent results. We achieved the consolidation of the promises we made in previous years, with a focus on execution. These results are the outcome of a lot of planning and our purpose to work for Brazil’s sustainable development, investing in areas in which our country has unparalleled competitive advantages and the ability to play a role as a global player. Throughout the year, our skilled and diverse teams acted quickly and in a disciplined manner to face adversity and not miss opportunities. And they did all this without giving up even for a second what is most important for us: the total security of people, operations and information. People's agenda is a priority for Cosan. In addition to once again achieving remarkable results in safety, we continued to evolve in diversity and inclusion, significantly increasing the participation of women at all levels of leadership. We still have a lot of work to do on this front, and our leaders are committed to making it happen. We reinforce our vocation to work with partners, which certainly increases our power of action. Our investors have been positively impacted with an increasing level of transparency, involving integrated reports and real-time information. We consolidated the partnership program, through which our main executives become partners in the company, guaranteeing continuity of operations. We further increased the maturity of our ESG policies and set more ambitious goals towards compliance with the 2030 Agenda. A recognition for all this work came last September, with the choice of Cosan as Company of the Year by the special Melhores & Maiores from Exame magazine. This motivates us to make 2023 an even better year, focused on the long term and the value that our businesses generate for society. We will continue to believe in sectors in which no other country has more to offer than Brazil and investing in businesses that advocate the rational, responsible and sustainable use of our country's natural resources, and thus contribute to repositioning it on the world stage as a true green power. We are talking about the most efficient agribusiness in the world – which needs efficient logistics on rails to be transported –; national expertise in the production of renewable and clean energy, including biofuels and bioenergy enabled by the circular economy and technology improvement; the energy security promoted by the pre-salt layer, whose oil and gas are still fundamental sources to sustain the energy transition process; of the Brazilian mineral wealth and its iron deposits with a purity level superior than other places in the world; and, finally, Brazil's extremely high capacity to be the absolute protagonist in generating carbon credits, which is possible because we have the largest forest on the planet and incentive programs to decarbonize different modes of mobility. These are areas in which Cosan and its businesses are already represented. At Raízen, in the agro-industrial operations, we continue to make significant progress in the long-term plan to improve the productivity of first-cut sugarcane, which is essential for increasing efficiency. In the Marketing & Services segment, we achieved record levels of satisfaction with our dealerships, expanding, renewing and increasing the Shell Integrated Value Offer. In Renewables, we remain firm in the planning presented to the market, giving strong traction to the expansion of the second-generation ethanol production operation. E2G represents a competitive solution for reducing the carbon footprint of our customers and is globally recognized as a product with high added value, with the potential to increase Raízen's ethanol production capacity by around 50% without increasing the planted area. At this moment, in addition to the plant in operation in Piracicaba, we have three more under construction and another five to be built to meet the contracted demand portfolio, which already totals 4 million m³ in long-term contracts with customers around the world. Rumo had a year marked by a record operating result, with 74.9 billion RTK and R$ 4.5 billion in adjusted EBITDA. The Company reached last year the record on its capacity utilization and also had the following milestones: 20.5 million tons of grain loaded at the Rondonópolis Terminal and 514,000 wagons unloaded at the Port of Santos, in addition to 7 billion RTK handled in July. In other words, the company demonstrated a lot of competence in meeting the high and diverse demand of 2022 and ended the EBITDA at the top of the guidance. Another major highlight was the start in execution of a 200 km piece on the first phase to Campo Verde of the Extension Project in Mato Grosso. The country's first state railroad will span 700 km and is an example of our commitment to ensuring the fundamental infrastructure for supplying grains and inputs to the global food chain. Compass again presented robust numbers and delivered EBITDA for the year at the top of the guidance. The completion of Gaspetro’s acquisition, followed by Commit’s creation, represented the materialization of the company's geographic expansion project, an important milestone for the group. In addition, we continue to execute and work on announced divestments, while remaining focused on Commit integration and replicability of our business model. Besides, the works of the LNG Terminal, the TRSP, continue to advance to allow the start of operations in the second half of 2023, complementing our gas platform. At Moove, we remain aligned with our thesis of international expansion and product offering. We also consolidated the operational improvement of PetroChoice, a movement that will give us the strength to act as a relevant global player and accelerate our growth strategy with a robust portfolio and a differentiated position in Americas and Europe markets. At Cosan Investimentos, we expanded our participation in the active agricultural land management companies, Tellus, Janus and Radar. With 330,000 hectares, we have a lot to contribute to the development of Brazilian agribusiness and to forest preservation in areas of legal reserves. Continuing with the execution of our strategy of efficient capital allocation, portfolio diversification and long-term value creation, we concluded the acquisition of a minority stake in Vale, a unique and irreplicable asset, focused on fundamental natural resources for the energy transition and decarbonization of the global economy. This entire set of actions will continue in 2023. We have an intense agenda ahead of us, full of opportunities, and we are focused on continuing this journey of promoting and accelerating an efficient energy transition, creating and offering alternatives that facilitate the decarbonization process of our customers and the value creation for all Brazilians. Let’s move forward on this journey together! Best regards! Luis Henrique Guimarães Cosan CEO

B. ESG Highlights Maintenance of CSAN3 in B3 ISE’s portfolio and ICO2 For the third straight year, Cosan was selected as a component of the 2023 portfolio of the B3 Sustainability Index (ISE). Rumo was selected for the second year and Raízen for the first time, reinforcing the Cosan Group’s journey of improvement and evolution, with a constant focus on sustainable development and ESG practices that contribute to the longevity of the business. The Company also remains in the B3 Carbon Efficiency Index (ICO2). Cosan’s “A-” score in CDP’s climate questionnaire for the second straight year The Company once again scored “A-“ in the climate questionnaire of the Carbon Disclosure Project (CDP), a global non-profit organization that supports companies in reporting their environmental impact, which marks important progress in this cycle with all businesses of the Cosan Group consolidated in the responses of the holding company. Cosan in Teva Mulheres na Liderança Index Cosan was once again selected part of the Teva Mulheres na Liderança Index, which highlights its commitment to creating actions that promote an increasingly diverse and inclusive workplace at the holding company. Teva Índices developed the first quantitative study about the presence of women in the governance positions of Brazil’s listed companies, resulting in the Teva Mulheres na Liderança Index, which mapped over 150,000 positions in all listed companies. Golden Seal in GHG Protocol for Cosan Group’s business In the 2022 Cycle of greenhouse gas emission inventories, Raízen, Compass, Rumo and Moove received the Golden Seal, which is the highest recognition granted to companies whose emissions are verified by specialized organizations. The Brazilian GHG Protocol Program is a platform managed by Fundação Getúlio Vargas that supports production of the greenhouse gas emission inventories of Brazil’s largest organizations.

C. Results by Business Unit The business units comprising Cosan’s portfolio and a brief description of their market segments follow. Raízen: A joint venture created by Cosan and Shell in 2011 Raízen has an integrated and unique ecosystem, it operates from the production and processing of sugarcane to the production and marketing of sugar and renewable energy, including even the distribution of fuels and operations in the convenience and proximity store segment. Since August 2021, Raízen’s shares are listed on the São Paulo Stock Exchange (B3) under the ticker "RAIZ4." The Renewables business comprises the production, sourcing, marketing and trading of ethanol; production and marketing of bioenergy; resale and trading of electricity; and production and marketing of other renewable products (solar power and biogas). Meanwhile, the Sugar business involves the production, sourcing, marketing and trading of sugar. Marketing & Services encompasses the distribution of fuel and lubricants and the convenience and proximity store operations in Brazil, Argentina and Paraguay, under the Shell brand. In Brazil, we operate in the proximity segment under the brands Shell Select and OXXO, in partnership with FEMSA Comércio, through the JV Grupo NÓS. In Argentina, the segment also includes oil refining. The Financial Statements and Earnings Release of Raízen are available at: ri.raizen.com.br/en/. Rumo: Brazil’s largest independent rail logistics operator, connecting the country’s main agricultural commodity producing regions to the country’s main ports. It also operates in port loading and goods storage at terminals. Through Brado, Rumo also offers container operations serving both the domestic and international markets. Rumo has been listed under the ticker "RAIL3" since 2015 on the Novo Mercado, the listing segment of the São Paulo Stock Exchange (B3) with the highest corporate governance standards. The Financial Statements and Earnings Release of Rumo are available at: ri.rumolog.com/en/. Compass Gás & Energia: Launched in 2020, Compass is a Gas & Energy platform specializing in creating options for an increasingly less regulated natural gas market. It offers client-centered services and solutions to expand access to natural gas safely, efficiently and competitively, which contributes to energy safety, economic development and expansion of Brazil’s infrastructure. In the natural gas distribution segment, Compass has Comgás, Brazil’s largest piped gas distributor; Sulgás, a natural gas distributor in the state of Rio Grande do Sul; and Commit, a holding company with interests in piped gas concessionaires in various Brazilian states. Compass’ portfolio also includes projects in the Natural Gas and Energy sectors, such as the São Paulo LNG Regasification Terminal (TRSP). The Financial Statements and Earnings Release of Compass are available at: compassbr.com/en/. Moove: A global reference in lubricants, Moove produces and distributes products under the Mobil and Comma brands, with operations in Brazil and other countries in South America (Argentina, Bolivia, Uruguay and Paraguay), as well as in Europe (United Kingdom, Spain, Portugal and France) and the United States. It markets lubricants and other products for applications in the automotive and industrial segments, and also is an importer and distributor of base oils in the Brazilian market. Cosan Investimentos: The Company’s vehicle for new businesses and innovation, with investments in projects adjacent to its current portfolio. The following assets are part of Cosan Investimentos’ current portfolio: Land, which operates in agricultural land management, with 50% interest in Radar and interest in Tellus and Janus; the Port of São Luís in Maranhão; investments in the Climate Tech Fund and Ventures SPV, both managed by Fifth Wall, one of the largest venture capital firms specializing in technological innovation; and Trizy, a startup developing a marketplace for logistic technologies. Cosan Corporate: Segment representing Cosan’s corporate structure, which includes expenses with consulting services, personnel and various lawsuits. The Corporate segment also includes the investment in Vale, a Brazilian company that operates in 20 countries in the segments of mining, logistics (e.g., rail, ports, terminals and infrastructure), energy and steel, as well as other investments.

Earnings Release
Cosan S.A. | 4th Quarter and Fiscal Year of 2022

C.1 Raízen

Raízen Indicators	4Q22 (oct-dec)	4Q21 (oct-dec)	Chg.% 4Q22x4Q21	2022/23 (apr-mar)	2021/22 (apr-mar)	Chg.% 22/23x21/22
Crushed cane (mln ton)	13.8	7.4	86.4%	73.2	75.9	-3.5%
Agricultural Yield (TRS/ha)	9.5	7.6	25.0%	9.4	9.4	0.0%
Ethanol Sales Volume (000' cbm)	1,719	1,287	33.6%	4,571	3,489	31.0%
Raízen Ethanol Average Price (BRL/cbm)[1]	3,769	4,246	-11.2%	3,570	3,555	0.4%
Bioenergy Sales Volume (000' MWh)	1,774	5,213	-66.0%	16,337	18,456	-11.5%
Sugar Sales Volume (000' ton)	2,860	2,264	26.3%	9,005	6,135	46.8%
Sugar Average Price (BRL/ton)	2,298	2,279	0.8%	2,205	2,007	9.9%
Fuel Sales Volume (000' cbm)[2]	8,863	8,708	1.8%	26,445	25,580	3.4%

Note 1: Raízen's average ethanol price is composed of the price of own ethanol and the margin of reselling and marketing operations.
Note 2: Total volume for the Marketing & Services segment (Brazil, Argentina and Paraguay). Brazil volume is reported using the Sindicom methodology.

Adjusted EBITDA[1] BRL mln	4Q22 (oct-dec)	4Q21 (oct-dec)	Chg.% 4Q22x4Q21	3Q22 (jul-sep)	Var.% 4Q22x3Q22	2022 (apr-mar)	2021 (apr-mar)	Chg.% 2022x2021
Raízen S.A.	2,950.8	3,359.7	-12.2%	2,756.8	7.0%	9,359.1	8,923.1	4.9%
Renewables	1,869.6	1,430.4	30.7%	1,001.1	86.8%	4,017.7	4,025.2	-0.2%
Sugar	118.2	726.4	-83.7%	1,223.4	-90.3%	1,910.3	1,790.9	6.7%
Marketing & Services	880.4	1,343.3	-34.5%	731.3	20.4%	3,344.5	3,383.2	-1.1%
Adjustments and Eliminations	82.6	(140.4)	n/a	(199.0)	n/a	86.6	(276.2)	n/a

Note 1: Excludes nonrecurring effects, as detailed on page 16 of this report, when applicable. For comparison purposes, includes Biosev's pro forma results, prior to its merger in August 2021, in Renewables and Sugar.

In the quarter, Raízen concluded the main crushing period of the crop year and achieved adjusted EBITDA of R$3 billion (-12%), which was affected by the lower results of Marketing & Services Brazil and Sugar. Adjusted EBITDA in the crop year to date was R$9.4 billion, up 5%, driven by the Sugar segment, supported by higher pricing and sales volume.

Renewables: Adjusted EBITDA amounted to R$1.9 billion (+31%), reflecting the higher sales volume of ethanol and own power and the higher average sales prices of biofuel. In the crop year to date, the result in line with the previous year is explained by the higher ethanol sales volume with better prices, which was offset by inflationary pressures on costs and expenses, combined with the lower power volume and price.

Sugar: In the quarter, adjusted EBITDA was R$118 million (-84%), affected by the higher costs that pressured margins. In the crop year to date, EBITDA increased 7%, reflecting better prices, higher sales volume of sugar and the increase in sales direct to the destination, which offset the higher resale costs and the effect from the lower dilution of own costs.

Marketing & Services: The integrated platform Brazil and Latam (Argentina and Paraguay) delivered EBITDA of R$880 million (-35%). The result of the operation in Brazil was significantly affected by the dynamics of the fuel market, with margins pressured by lower prices, which affected inventories, and by the higher product supply in the market, especially ethanol. The Latam operation delivered growth in the quarter and crop year to date, explained by higher sales volumes, effective management of margins and the better refinery performance.

5

Earnings Release
Cosan S.A. | 4th Quarter and Fiscal Year of 2022
cosan

C.2 Rumo

Indicators	4Q22 (oct-dec)	4Q21 (oct-dec)	Chg.% 4Q22/4Q21	3Q22 (jul-sep)	Chg.% 4Q22/3Q22	2022 (jan-dec)	2021 (jan-dec)	Chg.% 2022/2021
Total transported volume (millions RTK)	**17,943**	**15,883**	**13.0%**	**20,260**	**-11.4%**	**74,944**	**64,028**	**17.0%**
North operation	13,770	11,923	15.5%	15,634	-11.9%	58,876	47,335	24.4%
South operation	3,194	3,128	2.1%	3,641	-12.3%	12,317	13,383	-8.0%
Container	980	832	17.8%	984	-0.5%	3,751	3,309	13.3%
Adjusted EBITDA[1] (BRL mln)	**905.4**	**419.2**	**n/a**	**1,429.2**	**-36.7%**	**4,534.5**	**3,297.4**	**37.5%**

Note 1. EBITDA adjusted by non-recurring effects, as detailed on page 16 of this report, where applicable.

Rumo's Adjusted EBITDA was R$905 million (+2.2x) in 4Q22 and R$4.5 billion (+38%) in 2022, explained by the growth in transported volume: 17.9 billion RTK (+13%) in the quarter and record volume of 74.9 billion RTK (+17%) in the year. The result was driven by better market dynamics, with greater crop yields and increased competitiveness at Rumo, supported by the higher capacity, especially in the North Operation, mainly due to higher corn and soymeal volumes in the transportation of agricultural products, as well as the increased fuel transportation. Adjusted EBITDA margin ended the quarter at 40.8% (+13.1 p.p.) and the year at 46.1% (+1.8 p.p.), supported by the growth in transported volume and the tariff increases of 39.4% in 4Q22 and 16.6% in 2022.

In 2022, Rumo gained significant market share in the Port of Santos, which advanced 1.5 p.p. on 2021. However, market share decreased in 4Q22, due to the normalization of corn export volumes after the crop shortfall in the previous year. Given the higher availability of grain for export, the Company adjusted the prices of its logistic solution.

C.3 Compass Gás & Energia

Indicators	4Q22 (oct-dec)	4Q21[1] (oct-dec)	Chg.% 4Q22/4Q21	3Q22 (jul-sep)	Chg.% 4Q22/3Q22	2022 (jan-dec)	2021[1] (jan-dec)	Chg.% 2022/2021
Volume of Natural Gas Distributed (000' cbm)	**1,285**	**1,240**	**3.6%**	**1,423**	**-9.7%**	**5,295**	**4,859**	**9.0%**
Comgás	1,077	1,240	-13.2%	1,207	-10.8%	4,596	4,859	-5.4%
Other Controlled Distributors	208	-	n/a	216	-3.6%	699	-	n/a
Adjusted EBITDA[2] (BRL mln)	**913.4**	**608.0**	**50.2%**	**965.9**	**-5.4%**	**3,459.9**	**2,707.0**	**27.8%**
Comgás	809.1	664.7	21.7%	857.6	-5.6%	3,222.3	2,811.3	14.6%
Other Controlled Distributors	167.4	-	n/a	162.6	3.0%	432.4	-	n/a
Others	(63.1)	(56.7)	11.3%	(54.3)	16.2%	(194.8)	(104.2)	86.9%

Note 1: No comparison is presented for this period because the assets were not part of Compass' portfolio.
Note 2: EBITDA adjusted by non-recurring effects, as detailed on page 16 of this report, where applicable.

Adjusted EBITDA at Compass came to R$913 million (+50%) in 4Q22 and R$3.5 billion (+28%) in 2022, reflecting the higher natural gas volume distributed by Comgás in the residential and commercial segments, which offset the decline in industrial sales due to the slowdown in the period, combined with the effects of inflation adjustment on margins. In addition, the growth is also due to the consolidation of Sulgás since the beginning of the year and Commit as of 3Q22.

C.4 Moove

Indicators	4Q22 (oct-dec)	4Q21 (oct-dec)	Chg.% 4Q22/4Q21	3Q22 (jul-sep)	Chg.% 4Q22/3Q22	2022 (jan-dec)	2021 (jan-dec)	Chg.% 2022/2021
Total Volume[1] (000' cbm)	**151.0**	**82.0**	**84.1%**	**158.2**	**-4.6%**	**524.7**	**388.7**	**35.0%**
EBITDA (BRL mln)	**199.8**	**109.6**	**82.3%**	**245.4**	**-18.6%**	**850.7**	**602.8**	**41.1%**

Note 1. Includes the sales volume of lubricants and base oils.

Moove delivered EBITDA of R$200 million (+82%) in 4Q22 and R$851 million (+41%) in 2022, driven by the growth in sales volume, the profitability of its portfolio and the consolidation of Petrochoice and Tirreno as of June 2022. The results reflect the operating efficiency gains and successful execution of the Company's sales and supply strategy in all regions where it operates.

6

Earnings Release

Cosan S.A. | 4th Quarter and Fiscal Year of 2022

cosan

C.5 Cosan Investimentos

EBITDA BRL mln	4Q22 (oct-dec)	4Q21 (oct-dec)	Chg.% 4Q22/4Q21	3Q22 (jul-sep)	Chg.% 4Q22/3Q22	2022 (jan-dec)	2021 (jan-dec)	Chg.% 2022/2021
Lands	1,330.8	46.1	n/a	65.1	n/a	1,552.3	46.1	n/a
Others	(22.7)	-	n/a	(16.4)	38.4%	(72.2)	-	n/a
Total EBITDA	1,308.2	46.1	n/a	48.7	n/a	1,480.1	46.1	n/a

Cosan Investimentos' EBITDA came to R$1.3 billion in 4Q22, with the main component the **Land** segment, which is composed of Radar, Tellus and Janus. The strong growth was driven by the revaluation of agricultural properties in Radar's portfolio carried out in the fourth quarter, which amounted to R$1.3 billion.

C.6 Cosan Corporate[1]

BRL mln	4Q22 (oct-dec)	4Q21 (oct-dec)	Chg.% 4Q22/4Q21	3Q22 (jul-sep)	Chg.% 4Q22/3Q22	2022 (jan-dec)	2021 (jan-dec)	Chg.% 2022/2021
G&A	(74.1)	(95.3)	-22.3%	(70.3)	5.3%	(264.5)	(318.1)	-16.9%
Other net operating income (expenses)[2]	(17.2)	(9.7)	77.1%	(27.1)	-36.6%	(82.5)	(34.7)	n/a
Depreciation & amortization	3.5	4.6	-23.9%	3.1	12.9%	14.0	16.8	-16.7%
Adjusted EBITDA ex Equity	**(87.8)**	**(103.0)**	**-14.8%**	**(94.3)**	**-6.9%**	**(333.0)**	**(343.6)**	**-3.1%**

Note 1: Until December 31, 2021, Corporate included the results of pre-operational businesses and projects contributed to Cosan Investimentos.
Note 2: Expenses adjusted by non-recurring effects, as detailed on page 16 of this document, where applicable.

The general and administrative expenses of Cosan Corporate amounted to R$74 million in 4Q22, down 22% from 4Q21, explained by the exercise of compensation plans in the 4Q21. **Adjusted other operating expenses**, composed mainly of legal expenses and contingencies, **amounted to R$17 million in the quarter.**

C.7 Vale

In 4Q22, Cosan concluded the acquisition of 220,366,700 shares of Vale S.A., for investment of approximately R$16 billion. On December 31, 2022, Cosan's interest in Vale accounted for 4.92% of voting capital considering ex-treasury shares and 4.61% of total equity.

The acquisition of a stake in Vale was carried out by the subsidiary Cosan Oito and combined: (i) the acquisition of 1.55% of shares in the spot market; (ii) the acquisition of an additional 3.31% of shares in in a private transaction with partial protection via derivatives (collar) options, limiting the risk of losses from share price depreciation, while leading to partial gains in the event of appreciation; and (iii) purchase of a Call Spread instrument, which consists of another derivative protection (Collar) and a forward transaction (Collar with Forward), enabling the acquisition of an additional 1.6% of shares at a predefined price per share, with the same collar option hedge explained in item (ii).

To structure the operation, the Company drew on the following funding sources: (a) two commercial notes in the amount of R$4 billion each, with the banks Itaú BBA and Bradesco; and (b) two 4131 loans, one with JP Morgan bank, in the amount of R$5.2 billion (EUR with swap to BRL), and another with Citibank bank, in the amount of R$3.4 billion (JPY with swap to BRL). Both 4131 loans are hedged and the swaps were contracted for a fixed rate based on CDI.

As envisaged in the initial deal, in 4Q22 we concluded the issue of preferred shares by Cosan Dez, which holds 88% of the shares in Compass, and Cosan Nove, which holds 39% of the shares in Raízen. With the operation, Bradesco came to hold 23.3% of the total equity of Cosan Dez, for R$4.0 billion, while Itaú BBA came to hold 26.9% of the total equity of Cosan Nove, for R$4.115 billion. The proceeds from the issue of preferred shares were used in the early redemption of the Commercial Notes described in item (a) of the previous paragraph.

7

Earnings Release
Cosan S.A. | 4th Quarter and Fiscal Year of 2022

At Cosan, the accounting changes resulting from the aforementioned structure are:

Shares: (i) recognition at fair value in the line of Marketable Securities in non-current assets, since the Company does not intend to sell these shares in the short term, although these shares are extremely liquid and readily convertible into cash, on the balance sheet; (ii) mark-to-market adjustment, under the Financial Result; (iii) in cash flow (in the quarters of the acquisition of shares).

Derivatives (collar and call spread): (i) recognition at fair value using the Black & Scholes model, in the line Financial Instruments on the balance sheet; (ii) mark-to-market adjustment, under Financial Result; and (iii) in cash flow (in the structure's inception).

4131 Loans: (i) recognized as debt, with the accrual of interest, which with the swap to fixed-rates in CDI correspond to CDI + 0.45% p.a.; (ii) interest accrued in financial result;

Cosan Nove and Cosan Dez preferred shares: (i) recognition under non-controlling interest on the balance sheet; and (ii) transactions related to the payment of dividends, when realized, in cash flow.

To ensure the transparency of these recognitions and a normalized comparison basis, we present below a description of the effects of the acquisition of the interest in Vale on Cosan's result, as well as pro forma consolidated EBITDA and Net Income excluding such adjustments:

- **EBITDA:**
  - General and Administrative Expenses: expenses with consulting and legal advisors;
  - Other operating income (expenses): receipt of interest on equity from Vale at Cosan Oito.
- **Net Income:**
  - Debt Interest: (i) interest on commercial notes; and (ii) interest on 4131 loans;
  - Derivatives MtM: (i) mark-to-market adjustment of derivatives associated with the transaction.
  - Financial investment update on listed entities: (i) mark-to-market adjustment of shares.

BRL mln	4Q22 (oct-dec)	4Q21 (oct-dec)	Chg.% 4Q22/4Q21	3Q22 (jul-sep)	Chg.% 4Q22/3Q22	2022 (jan-dec)	2021 (jan-dec)	Chg.% 2022/2021
G&A	(9.9)	-	n/a	(0.3)	n/a	(10.2)	-	n/a
Other net operating income (expenses)	26.6	-	n/a	-	n/a	26.6	-	n/a
Adjusted EBITDA	**16.7**	**-**	**n/a**	**(0.3)**	**n/a**	**16.4**	**-**	**n/a**
Consolidated adjusted EBITDA Proforma	4,812.0	2,762.4	74.2%	4,105.4	17.2%	15,762.1	11,861.6	32.9%
Consolidated adjusted EBITDA Proforma ex-Vale	**4,795.3**	**2,762.4**	**73.6%**	**4,105.7**	**16.8%**	**15,745.7**	**11,861.6**	**32.7%**

Financial Result BRL mln	4Q22 (oct-dec)	4Q21 (oct-dec)	Chg.% 4Q22/4Q21	3Q22 (jul-sep)	Chg.% 4Q22/3Q22	2022 (jan-dec)	2021 (jan-dec)	Chg.% 2022/2021
Cost of Gross Debt	**(3,069.5)**	**-**	**n/a**	**(29.2)**	**n/a**	**(3,098.7)**	**-**	**n/a**
Interest of Bank Debt	(556.1)	-	n/a	(29.2)	n/a	(585.3)	-	n/a
Derivatives MtM	(2,513.4)	-	n/a	-	n/a	(2,513.4)	-	n/a
Financial investment update on listed entities	3,101.7	-	n/a	283.3	n/a	3,385.0	-	n/a
(=) Interest on Net Debt	**32.2**	**-**	**n/a**	**254.1**	**-87.3%**	**286.3**	**-**	**n/a**
Banking Expenses, Fees and Other	(6.8)	-	n/a	-	n/a	(6.8)	-	n/a
Net Financial Result	**25.4**	**-**	**n/a**	**254.1**	**-90.0%**	**279.5**	**-**	**n/a**
Income tax and social contribution	(14.3)	-	n/a	(86.3)	-83.4%	(100.6)	-	n/a
Total Net Debt	**27.8**	**-**	**n/a**	**167.5**	**-83.4%**	**195.3**	**-**	**n/a**
Consolidated adjusted Proforma Net Debt	654.8	411.2	59.2%	452.6	44.7%	1,618.0	2,703.4	-40.1%
Consolidated adjusted Proforma Net Debt ex-Vale	**627.0**	**411.2**	**52.5%**	**285.1**	**n/a**	**1,422.7**	**2,703.4**	**-47.4%**

8

Earnings Release
Cosan S.A. | 4th Quarter and Fiscal Year of 2022

D. Other Financial Sections

D.1 Financial Result – Cosan Corporate

Financial Result BRL mln	4Q22 (oct-dec)	4Q21 (oct-dec)	Chg.% 4Q22/4Q21	3Q22 (jul-sep)	Chg.% 4Q22/3Q22	2022 (jan-dec)	2021 (jan-dec)	Chg.% 2022/2021
Cost of Gross Debt	**(3,369.4)**	**(536.1)**	**n/a**	**(679.3)**	**n/a**	**(4,953.9)**	**(833.6)**	**n/a**
Perpetual Notes	2.7	(125.6)	n/a	(118.9)	n/a	(103.5)	(422.0)	-75.5%
Interest of Bank Debt	(3,372.1)	(410.5)	n/a	(560.4)	n/a	(4,850.4)	(411.6)	n/a
Interest Income	43.7	36.6	19.4%	53.7	-18.6%	200.6	85.0	n/a
Financial investment update on listed entities	3,101.7	-	n/a	283.4	n/a	3,385.0	-	n/a
(=) Subtotal: Interest on Net Debt	**(224.0)**	**(499.5)**	**-55.2%**	**(342.2)**	**-34.5%**	**(1,368.3)**	**(748.6)**	**82.8%**
Other Charges and Monetary Variation	(249.1)	3.1	n/a	(138.2)	80.2%	(787.0)	(34.0)	n/a
Banking Expenses, Fees and Other	(17.6)	1.3	n/a	(120.9)	-85.4%	(163.3)	(64.8)	n/a
Net Financial Result	**(490.7)**	**(495.1)**	**-0.9%**	**(601.3)**	**-18.4%**	**(2,318.6)**	**(847.4)**	**n/a**

The cost of gross debt ended 4Q22 at R$3.4 billion, due to the expense with mark-to-market adjustment of derivatives linked to the acquisition of minority stake in Vale, as well as accrual of interest on two Commercial Notes which were redeemed in December 2022, amounting to R$4 billion in the quarter and the higher basic interest rate compared to 4Q21. The increase in **income from financial investments** was due to the increase in the CDI rate, higher average cash position and the higher interest rate. Finally, interest on Net Debt was also impacted by the fair market value markup of Vale's shares. **The weighted average cost of debt of Cosan Corporate in 4Q22 was CDI + 2.35%.**

Expenses with other charges and inflation adjustments amounted to R$249 million in the period, reflecting the effect of the mark-to-market adjustment of the total return swap, the inflation adjustment of outstanding installments to be paid at Radar, Tellus and Janus and the recognition of interest on contingencies referring to the reclassification of some lawsuits. Banking expenses, fees and other came to R$17 million in 4Q22.

D.2 Income Tax and Social Contribution – Cosan Corporate

Income and Social Contribution Taxes BRL mln	4Q22 (oct-dec)	4Q21 (oct-dec)	Chg. % 4Q22x4Q21	3Q22 (jul-sep)	Chg. % 4Q22x3Q22	2022 (jan-dec)	2021 (jan-dec)	Chg. % 2022x2021
Operating Profit (Loss) before Taxes	**786.1**	**723.1**	**8.7%**	**(258.6)**	**n/a**	**540.0**	**5,561.5**	**-90.3%**
Income and Social Contribution Taxes, Nominal Rate (%)	*34.0%*	*34.0%*	*0.0%*	*34.0%*	*0.0%*	*34.0%*	*34.0%*	*0.0%*
Theoretical Expense with Income and Social Contribution	**(267.3)**	**(245.8)**	**8.7%**	**87.9**	**n/a**	**(183.6)**	**(1,890.9)**	**-90.3%**
Equity Pick-up	412.9	309.2	33.5%	149.6	n/a	1,006.1	2,242.9	-55.1%
Other	(59.9)	489.0	n/a	13.5	n/a	(96.7)	204.5	n/a
Effective Expense with Income and Social Contribution Taxes	**85.7**	**552.4**	**-84.5%**	**251.0**	**-65.9%**	**725.7**	**556.5**	**30.4%**
Income and Social Contribution Taxes, Effective Rate (%)	*-10.9%*	*-76.4%*	*-85.7%*	*97.1%*	*n/a*	*n/a*	*-10.0%*	*n/a*
Expenses with Income and Social Contribution Taxes								
Current	(0.0)	(0.0)	-84.2%	(0.0)	-72.7%	(0.0)	(0.6)	-99.9%
Deferred	85.7	552.4	-84.5%	251.0	-65.9%	725.8	557.1	30.3%

9

Earnings Release
Cosan S.A. | 4th Quarter and Fiscal Year of 2022
cosan

D.3 Net Income – Cosan Pro Forma

BRL mln	4Q22 (oct-dec)	4Q21[1] (oct-dec)	Chg. % 4Q22/4Q21[1]	3Q22 (jul-sep)	Chg. % 4Q22/3Q22	2022 (jan-dec)	2021 (jan-dec)	Chg.% 2022/2021
Raízen (50%)	67.2	674.6	-90.0%	(459.8)	n/a	(36.8)	1,689.5	n/a
Rumo (30%)	73.2	(116.8)	n/a	93.2	-21.5%	156.4	10.5	n/a
Compass Gas & Energia (88%)	468.1	279.0	67.8%	421.6	11.0%	1,572.3	1,650.7	-4.8%
Moove (70%)	(25.8)	39.8	n/a	165.2	n/a	340.9	205.1	66.2%
Cosan Investimentos (100%)	599.4	22.5	n/a	34.3	n/a	685.5	22.5	n/a
Corporate[2] (100%)	(394.9)	367.9	n/a	(447.7)	-11.8%	(1,745.5)	(473.6)	n/a
Adjustments and Eliminations	18.8	10.3	82.5%	178.3	-89.5%	203.2	3,207.4	-93.7%
Consolidated	**806.0**	**1,277.4**	**-36.9%**	**(14.9)**	**n/a**	**1,176.0**	**6,312.1**	**-81.4%**

Note 1: As from 1Q22, the results of Cosan Investimentos comprise Radar, Payly, Trizy and Port of São Luis, as well as other corporate expenses of the segment. As of 4Q22, it does not include the result of Payly, which was sold to Raízen. In addition, although Cosan owns 100% of Cosan Investimentos, its direct interests in Radar, Trizy and Payly are, respectively, 50%, 57% and 75%.

Note 2: Net income excluding equity income (loss). Until 4Q21, it included Payly, Trizy and other expenses of Cosan Investimentos.

Cosan reported net income of R$806 million in the quarter, down 37% from the year-ago period, reflecting mainly the lower result at Raízen, which was partially offset by the better results at Compass and Rumo, as well as the effect from the revaluation of Radar's agricultural properties at Cosan Investimentos.

D.4 Investments – Cosan Pro Forma[1]

BRL mln[1]	4Q22 (oct-dec)	4Q21 (oct-dec)	Chg. % 4Q22/4Q21	3Q22 (jul-sep)	Chg. % 4Q22/3Q22	2022 (jan-dec)	2021 (jan-dec)	Chg.% 2022/2021
Raízen[2] (50%)	1,544.6	1,084.3	42.4%	1,032.3	49.6%	5,048.4	3,118.7	61.9%
Rumo	740.5	700.9	5.7%	606.9	22.0%	2,717.7	3,453.4	-21.3%
Compass Gas & Energia[2]	479.7	456.5	5.1%	417.8	14.8%	1,659.2	1,269.9	30.7%
Others[3]	64.2	21.7	n/a	50.6	27.0%	154.4	51.5	n/a
Consolidated	**2,829.0**	**2,263.4**	**25.0%**	**2,107.6**	**34.2%**	**9,579.8**	**7,893.5**	**21.4%**

Note 1: Pro forma investments accounted for on a cash basis, i.e. considering 50% of Raízen, and excluding M&A.

Note 2: Includes investments in assets originating from contracts with clients. At Raízen, it excludes acquisitions of companies and additions to investment in controlled companies.

Note 3: Sum of the investments of Moove, Cosan Investimentos and Cosan Corporate.

Cosan's consolidated pro forma investments ended 4Q22 at R$2.8 billion (+25%), mainly driven by the increase at Raízen (+42%), due to the expansion cycle in the Renewables portfolio, with progress on construction of E2G and biogas plants and focus on productivity gains, as well as investments to support new operations at terminals, expansion of the network and the renewal of agreements at Marketing & Services.

The 5% increase in Compass was in line with the plan for the quarter, with focus on investments in operations of natural gas distribution subsidiaries, in line with the tariff business plan, and in the construction of the LNG Terminal - TRSP.

At Rumo, the 6% increase in the quarter is in line with the guidance. 2022 result decreased 21% compared to 2021 and demonstrates Rumo's capital allocation discipline in a cycle of rising interest rates and acceleration in investments for expansion in Mato Grosso. Despite the scenario of reduced CAPEX, Rumo remains focused on projects to increase operating capacity and efficiency gains.

10

Earnings Release
Cosan S.A. | 4th Quarter and Fiscal Year of 2022

cosan

D.5 Debt and Leverage Ratio - Cosan Pro Forma[1]

Loans and Financing 4Q22 BRL mln	Rumo	Compass Gás & Energia	Moove	Parent Company	Cosan Corporate other	Cosan Consolidated	Raízen (50%)	Cosan Pro forma
Opening balance of net debt[2]	**9,641.5**	**3,113.2**	**1,671.7**	**9,449.4**	**2,510.3**	**26,386.2**	**13,422.7**	**39,808.9**
Cash, cash equivalents and marketable securities	7,451.8	4,901.1	1,526.2	2,789.0	7,864.4	24,532.5	3,328.2	27,860.8
Opening balance of gross debt	**17,093.3**	**8,014.3**	**3,197.9**	**12,238.4**	**10,374.8**	**50,918.7**	**16,751.0**	**67,669.7**
Cash items	**(782.2)**	**(4,036.1)**	**(305.6)**	**(205.3)**	**4,032.7**	**(1,296.4)**	**(493.0)**	**(1,789.4)**
Funding	453.9	545.6	(7.5)	-	8,569.6	9,561.7	2,059.8	11,621.4
Payment of principal	(651.6)	(4,219.5)	(253.3)	-	(4,000.0)	(9,124.5)	(2,354.3)	(11,478.8)
Payment of interest	(331.1)	(302.4)	(36.4)	(177.3)	(147.5)	(994.7)	(198.4)	(1,193.1)
Derivatives	(253.4)	(59.8)	(8.4)	(28.0)	(389.5)	(739.0)	-	(739.0)
Noncash items	**985.0**	**4,355.7**	**(12.0)**	**(7,264.2)**	**6,529.4**	**4,594.0**	**250.7**	**4,844.7**
Provision for interest (accrual)	245.6	160.8	37.8	355.5	255.4	1,055.0	262.2	1,317.2
Monetary variation and MTM adjustment of debt	449.4	4,149.8	(59.4)	(8,077.9)	4,097.1	559.0	83.6	642.6
Exchange variation, net of derivatives	290.0	45.2	9.6	458.2	2,176.9	2,979.9	(95.0)	2,884.8
Closing balance of gross debt[2]	**17,296.2**	**8,333.9**	**2,880.3**	**4,768.4**	**20,936.9**	**54,216.1**	**16,508.7**	**70,724.9**
Cash, cash equivalents and marketable securities	8,225.5	3,984.0	928.3	2,072.5	20,191.2	35,401.5	2,456.2	37,857.7
Closing balance of net debt[2]	**9,070.7**	**4,349.9**	**1,952.0**	**2,696.4**	**745.7**	**18,814.7**	**14,052.5**	**32,867.2**
Leasing (IFRS 16)	3,133.5	76.6	166.6	30.4	4.5	3,411.6	5,284.0	8,695.6
Net bank debt	**12,204.3**	**4,426.5**	**2,118.6**	**2,726.8**	**750.2**	**22,226.3**	**19,336.5**	**41,562.8**

Note 1: Pro forma vision, i.e., includes 50% of Raízen's results.
Note 2: Debt excludes: (i) PESA at Raízen S.A.; and (ii) lease liabilities (IFRS16).

Cosan's pro forma consolidated gross debt ended 4Q22 at R$70.7 billion (+5% vs. 3Q22), explained mainly by the contracting of 4131 loans amounting to R$8.6 billion, used for the acquisition of Vale shares that compose the collar structure, as well as mark-to-market adjustment of derivatives in the transaction, with these factors partially offset by the settlement of commercial notes with Itaú and Bradesco due to the issuance of preferred shares by Raízen (Cosan Nove) and Compass (Cosan Dez), respectively. Due to these changes and the recognition of Vale shares under marketable securities, the net debt balance ended 4Q22 at R$33 billion, 17% lower than in the previous quarter.

Leverage BRL mln	4Q22 (oct-dec)	4Q21 (oct-dec)	Chg. % 4Q22/4Q21	3Q22 (jul-sep)	Chg. % 4Q22/3Q22
Net debt for leverage[1] (a)	**32,867.2**	**31,214.8**	**5.3%**	**39,808.9**	**-17.4%**
EBITDA LTM[2] (b)	17,169.9	16,189.0	6.1%	15,071.7	13.9%
Effect of lease liabilities (ex-IFRS16) (c)	(2,087.0)	(1,505.3)	38.6%	(2,040.2)	2.3%
EBITDA LTM (ex-IFRS16) (d = b + c)	**15,082.9**	**14,683.7**	**2.7%**	**13,031.4**	**15.7%**
Leverage (e = a / d)	**2.2x**	**2.1x**	**0.1x**	**3.1x**	**-0.9x**

Note 1: Pro forma net debt, i.e., includes 50% of Raízen's results and excludes lease liabilities (IFRS16).
Note 2: EBITDA in the last 12 months on a pro forma basis, i.e., includes 50% of Raízen and 100% of Cosan Logística S.A. and Cosan Limited as from January 1, 2021, and before any non-recurring adjustments.

The proforma leverage ratio (net debt/EBITDA LTM) was 2.2x in 4Q22, versus 2.1x in 4Q21, reflecting the higher pro forma net debt, due to Raízen's net debt increase, which was affected by the acceleration of investments in the Bioenergy Parks to recover agricultural productivity and in the E2G plants. Compared to 3Q22, the decrease in leverage was due to the decline in net debt, mainly reflecting settlement of commercial notes on account of the issuance of preferred shares of Cosan Nove and Cosan Dez, as explained previously, and the higher EBITDA in the year, thanks to the impact from the revaluation of Radar's land and the better results at Rumo.

For more information and reconciliations, consult the spreadsheet by segments on the Investor Relations website.

11

D.6 Cash Flow Statement – Cosan Pro Forma A reconciliation of Cosan’s consolidated free cash flow, on a pro forma basis, considering 50% of Raízen’s results, is presented below. 4Q22 Cash Flow Statement Rumo Compass Gás & Energia Moove Cosan Corporate + Investments Raízen (50%) Eliminations Consolidated Pro forma 4Q21 BRL mln Consolidated Proforma Chg.% EBITDA 1,374.0 913.4 199.8 2,588.5 1,800.4 (1,116.8) 5,759.4 3,661.1 57% Noncash impacts on EBITDA (490.3) 87.0 54.0 (2,628.6) (369.4) 1,116.8 (2,230.5) (415.3) n/a Changes in assets and liabilities (203.8) (91.7) (246.3) 497.1 1,024.9 - 980.2 (832.3) n/a Operating financial result 265.1 140.2 15.1 14.2 (278.6) - 156.0 667.8 -77% Operating Cash Flow 944.9 1,048.9 22.6 471.3 2,177.3 0.0 4,665.0 3,081.3 51% CAPEX (740.5) (479.7) (42.5) (21.7) (1,395.3) - (2,679.7) (2,185.2) 23% Other 1,353.7 (19.5) 9.1 (310.7) (33.6) 172.6 1,171.6 (902.5) n/a Cash Flow from Investing Activities 613.3 (499.2) (33.5) (332.3) (1,428.9) 172.6 (1,508.1) (3,087.7) -51% Funding 453.9 545.6 (7.5) 8,569.6 2,059.8 - 11,621.4 2,670.3 n/a Loans amortization (Principal) (671.8) (4,219.5) (253.3) (4,000.0) (2,354.3) - (11,499.0) (2,301.7) n/a Loans amortization (Interest) (331.1) (302.4) (36.4) (324.8) (198.4) - (1,193.1) (680.7) 75% Leasing amortization (IFRS 16) (120.1) (5.6) (26.1) (2.4) (484.2) - (638.5) (523.0) 22% Derivatives (253.4) (59.8) (8.4) (417.4) - - (739.0) 906.1 n/a Other (9.8) 4,143.2 - 4,028.2 3.0 (172.6) 7,992.1 625.2 n/a Cash Flow from Financing Activities (932.3) 101.5 (331.7) 7,853.2 (974.1) (172.6) 5,544.0 696.2 n/a Dividends received 149.0 108.2 - 2,308.3 - (2,308.3) 257.2 4.6 n/a Free Cash Flow to Equity 774.9 759.4 (342.6) 10,300.4 (225.7) (2,308.3) 8,958.2 694.4 n/a Dividends paid (1.2) (1,676.5) (248.9) (815.9) (622.3) 2,308.3 (1,056.4) (823.9) 28% Impact of exchange variation on balances and MtM of cash and cash equivalents (0.1) - (6.5) 2,125.7 (24.0) - 2,095.1 153.4 n/a Cash Generation (Burn) in the Period 773.6 (917.1) (597.9) 11,610.2 (872.1) 0.0 9,996.9 19.3 n/a 2022 Cash Flow Statement Rumo Compass Gás & Energia Moove Cosan Corporate + Investments Raízen (50%) Eliminations Consolidated Pro forma 2021 BRL mln Consolidated Proforma Chg.% EBITDA 5,003.1 3,459.9 850.7 4,352.7 6,262.0 (2,758.7) 17,169.9 16,189.0 6% Noncash impacts on EBITDA (280.3) 144.2 178.9 (4,380.5) 465.6 2,758.7 (1,113.6) (3,511.4) -68% Changes in assets and liabilities (662.6) (108.9) (263.7) 314.7 (3,006.5) - (3,727.1) (5,075.3) -28% Operating financial result 894.6 568.8 51.2 206.6 1,021.5 - 2,742.7 1,829.0 50% Operating Cash Flow 4,954.8 4,064.0 817.1 493.5 4,742.5 - 15,072.0 9,431.4 61% CAPEX (2,717.7) (1,659.2) (109.3) (45.2) (4,669.9) - (9,201.3) (7,415.9) 24% Other 968.7 (1,670.4) (2,391.7) (1,368.6) (440.3) 614.6 (4,287.7) (3,111.0) 38% Cash Flow from Investing Activities (1,749.0) (3,329.6) (2,500.9) (1,413.8) (5,110.2) 614.6 (13,488.8) (10,526.9) 28% Funding 693.1 2,944.1 2,229.9 18,019.8 8,766.6 - 32,653.5 15,717.4 n/a Loans amortization (Principal) (4,187.6) (6,275.7) (272.3) (4,623.9) (4,846.6) - (20,206.1) (12,775.8) 58% Loans amortization (Interest) (1,189.9) (660.7) (72.6) (1,518.9) (577.4) - (4,019.5) (2,703.8) 49% Leasing amortization (IFRS 16) (467.3) (16.3) (37.4) (9.6) (1,572.4) - (2,103.0) (1,554.5) 35% Derivatives (664.4) (274.4) (27.7) (821.6) - - (1,788.1) 3,678.7 n/a Other (128.3) 3,659.6 - 4,394.0 (80.4) (614.6) 7,230.3 4,780.6 50% Cash Flow from Financing Activities (5,944.4) (623.4) 1,819.9 15,439.7 1,689.8 (614.6) 11,767.1 7,142.6 64% Dividends received 153.0 144.5 - 3,038.5 26.2 (3,012.9) 349.3 19.4 n/a Free Cash Flow to Equity (2,585.6) 255.5 136.1 17,558.1 1,348.3 (3,012.9) 13,699.5 6,066.5 n/a Dividends paid (39.3) (1,709.8) (248.9) (1,748.3) (1,315.5) 3,012.9 (2,048.9) (2,571.6) -20% Impact of exchange variation on balance and MtM of cash and cash equivalents (23.7) - (148.2) 3,408.8 (171.1) - 3,065.8 613.7 n/a Cash Generation (Burn) in the Period (2,648.6) (1,454.4) (261.0) 19,218.6 (138.2) - 14,716.4 4,108.5 n/a

Earnings Release
Cosan S.A. | 4th Quarter and Fiscal Year of 2022
cosan

The free cash flow to equity (FCFE) of Cosan (Corporate + Investimentos) was positive R$10.3 billion in 4Q22. The main effects in the quarter were: **OCF:** Noncash impacts on EBITDA referring to the revaluation of Radar's land; **CFI:** payment of the first installment of the additional acquisition of Tellus and Janus, net of cash added with this acquisition, and the second installment of Radar; **CFF:** (i) the 4131 loans taken out with Citibank and JP Morgan, which amounted to R$8.6 billion, for the acquisition of Vale shares; and (ii) settlement of the commercial note with Itaú of R$4 billion due to the issuance of preferred shares by Cosan Nove (Raízen).

On a pro forma basis, FCFE was positive R$9.0 billion in 4Q22. The main effects in the quarter were: **OCF:** Cash generation at Rumo and Compass, due to their performance in the quarter, and at Raízen, reflecting seasonality and the settlement of derivative instruments, especially for sugar; **CFI:** (i) sale of the port loading terminals T16 and T19, at Rumo; and (ii) acceleration of investments for Raízen's agricultural recovery and E2G plants; **CFF:** (i) redeemed of commercial notes amounting to R$4 billion, used by Cosan for the acquisition of Vale shares, due to the issuance of preferred shares of Cosan Dez (Compass); and (ii) 4th issue of debentures at Malha Paulista, partially offset by the amortization and accrual of interest on the other liabilities at Rumo.

The table below shows a reconciliation of the dividends, on a cash basis, received by Cosan Corporate, detailed by subsidiary, as well as the dividends paid by Cosan to its shareholders in the quarter and in the last 12 months (LTM).

Dividends and interest on equity received/paid	**4Q22**	**4Q21**	**Chg. %**	**2022**	**2021**	**Chg. %**
BRL mln	**(oct-dec)**	**(oct-dec)**	**2022x2021**	**(jan-dec)**	**(jan-dec)**	**2022x2021**
Dividends received	**2,262.2**	**1,110.7**	**n/a**	**2,729.0**	**1,543.7**	**77%**
Compass	1,386.9	635.8	n/a	1,386.9	833.8	66%
Raízen	549.8	469.9	17%	919.2	701.1	31%
Moove	153.5	5.0	n/a	250.9	8.8	n/a
Others[1]	172.0	-	n/a	172.0	-	n/a
Interest on equity received	**39.9**	**77.3**	**-48%**	**295.4**	**171.1**	**73%**
Compass	39.9	52.4	-24%	39.9	52.4	-24%
Raízen	-	24.9	-100%	255.5	118.7	n/a
Total dividends and interest on equity received	**2,302.1**	**1,188.0**	**94%**	**3,024.4**	**1,714.8**	**76%**
Total dividends paid	**-**	**(700.0)**	**-100%**	**(799.3)**	**(1,703.6)**	**-53%**
Shareholders Cosan S.A.	-	(700.0)	-100%	(799.3)	(1,181.0)	-32%
Preferred shareholders of CIP	-	-	n/a	-	(522.6)	-100%

Note 1: Includes dividends received from Rumo, Radar, Tellus and Janus.

13

Earnings Release
Cosan S.A. | 4th Quarter and Fiscal Year of 2022

E. Cosan - Consolidated Results

E.1 Cosan Consolidated Accounting

The following table shows the results for 4Q22 and 2022 by business unit, as detailed above, and on a consolidated basis. All information reflects the consolidation of 100% of subsidiaries' results, irrespective of Cosan's interest, since the Company holds a controlling interest in these companies (IFRS 10 – for more information, see Note 8.1 to the Quarterly Financial Information for 4T22). Note that Cosan Corporate is a reconciliation comprising Cosan Parent Company and its financial subsidiaries outside Brazil. The following table reflects the information provided in the Financial Statements of the Company. For the purpose of reconciliation of EBITDA and consolidation, in the "Cosan Consolidated Accounting" column, "Adjustments and Deductions" reflect the deductions of operations among all the businesses controlled by Cosan.

Results by Business Unit 4Q22	Parent Company (a)	Others Corporate (b)	Cosan Corporate (a+b)	Cosan Investimentos	Rumo	Compass Gás & Energia	Moove	Adjustments and Elimination	Cosan Consolidated Accounting
Net Revenue	-	-	-	645.5	2,219.9	5,387.1	2,519.0	(17.4)	**10,754.1**
Cost of Goods and Services Sold	-	-	-	(552.7)	(1,634.7)	(4,405.4)	(2,010.8)	17.4	**(8,586.2)**
Gross Profit	-	-	-	92.8	585.2	981.7	508.2	-	**2,167.9**
Gross Margin (%)	*n/a*	*n/a*	*n/a*	*14.4%*	*26.4%*	*18.2%*	*20.2%*	*n/a*	*20.2%*
Selling Expenses	-	-	-	(2.6)	(8.7)	(42.5)	(406.5)	-	**(460.3)**
General and Administrative Expenses	(86.1)	12.1	(74.1)	(36.9)	(143.1)	(252.3)	(72.4)	-	**(578.8)**
Other Operating Income (Expenses)	109.9	26.6	136.6	1,249.2	442.0	(31.8)	4.7	-	**1,800.7**
Equity Pick-up	1,403.4	(189.1)	1,214.3	4.1	13.7	62.2	-	(1,057.8)	**236.6**
Depreciation and Amortization	3.5	0.0	3.5	1.4	484.8	196.1	165.9	-	**851.7**
EBITDA	1,430.7	(150.4)	1,280.3	1,308.2	1,374.0	913.4	199.8	(1,057.8)	**4,017.9**
EBITDA Margin (%)	*n/a*	*n/a*	*n/a*	*n/a*	*61.9%*	*17.0%*	*7.9%*	*n/a*	*37.4%*
Adjusted EBITDA	1,276.9	(150.4)	1,126.6	1,308.2	905.4	913.4	199.8	(1,057.8)	**3,395.5**
Adjusted EBITDA Margin (%)	*n/a*	*n/a*	*n/a*	*n/a*	*40.8%*	*17.0%*	*7.9%*	*n/a*	*31.6%*
Financial Result	(853.5)	362.8	(490.7)	0.9	(625.0)	(148.8)	(48.4)	-	**(1,312.1)**
Income and Social Contribution Taxes	232.3	(146.6)	85.7	(52.4)	(21.2)	(91.5)	(22.4)	-	**(101.8)**
Non-controlling Interest	-	(52.4)	(52.4)	(655.8)	(169.8)	(8.9)	11.1	(70.5)	**(946.3)**
Net (loss) Income	806.0	13.4	819.4	599.4	73.2	468.1	(25.8)	(1,128.3)	**806.0**

Results by Business Unit 2022	Parent Company (a)	Others Corporate (b)	Cosan Corporate (a+b)	Cosan Investimentos	Rumo	Compass Gás & Energia	Moove	Adjustments and Elimination	Cosan Consolidated Accounting
Net Revenue	0.0	-	0.0	845.0	9,841.5	20,133.8	8,980.1	(63.0)	39,737.4
Cost of Goods and Services Sold	-	-	-	(569.7)	(6,695.1)	(16,561.2)	(6,990.2)	63.0	(30,753.1)
Gross Profit	-	-	-	275.3	3,146.4	3,572.6	1,989.9	-	8,984.2
Gross Margin (%)	*n/a*	*n/a*	*n/a*	*32.6%*	*32.0%*	*17.7%*	*22.2%*	*n/a*	*22.6%*
Selling Expenses	-	-	-	(9.9)	(30.6)	(163.3)	(1,072.5)	-	(1,276.3)
General and Administrative Expenses	(300.3)	35.8	(264.5)	(113.9)	(468.6)	(781.7)	(347.6)	-	(1,976.3)
Other Operating Income (Expenses)	137.4	26.7	164.1	1,302.4	348.5	(91.9)	29.0	-	1,752.2
Equity Pick-up	3,593.1	(634.2)	2,959.0	20.7	40.5	147.9	-	(2,791.5)	376.6
Depreciation and Amortization	13.9	0.1	14.0	5.4	1,966.9	776.2	251.9	-	3,014.5
EBITDA	3,444.2	(571.6)	2,872.6	1,480.1	5,003.1	3,459.9	850.7	(2,791.5)	10,874.9
EBITDA Margin (%)	*n/a*	*n/a*	*n/a*	*n/a*	*50.8%*	*17.2%*	*9.5%*	*n/a*	*27.4%*
Adjusted EBITDA	3,197.5	(571.6)	2,625.9	1,480.1	4,534.5	3,459.9	850.7	(2,791.5)	10,159.6
Adjusted EBITDA Margin (%)	*n/a*	*n/a*	*n/a*	*n/a*	*46.1%*	*17.2%*	*9.5%*	*n/a*	*25.6%*
Financial Result	(3,342.4)	1,023.9	(2,318.6)	8.0	(2,329.0)	(416.4)	(101.9)	-	(5,157.9)
Income and Social Contribution Taxes	1,088.2	(362.5)	725.7	(75.0)	(193.1)	(329.2)	(10.1)	-	118.4
Non-controlling Interest	-	(52.3)	(52.3)	(722.1)	(357.6)	(365.8)	(146.6)	(1)	(1,644.8)
Net (loss) Income	1,176.0	37.4	1,213.4	685.5	156.4	1,572.3	340.9	(2,792.5)	1,176.0

The Cosan Consolidated Accounting result reflects the sum of all results of all entities that Cosan controls, as from the acquisition date of the controlling interest. In addition, transactions and balances between companies of the Group are excluded, in accordance with the accounting policy detailed in Note 8.1 to the annual financial statements for 2022.

14

Earnings Release
Cosan S.A. | 4th Quarter and Fiscal Year of 2022

E.2 Cosan Consolidated Pro Forma

To provide a better analysis of the operational and financial performance of Cosan's business portfolio, we present consolidated financial information on a **pro forma basis**, i.e., including 100% of the results of direct subsidiaries, as explained above, and 50% of results of the shared-control company Raízen.

The pro forma information is presented for clarification purposes only and should not be interpreted as a representation of the accounting results.

Results by Business Unit 4Q22	Cosan Consolidated Accounting	Raízen	50% Raízen	Adjustments and Elimination	Cosan Pro forma
Net Revenue	10,754.1	60,352.0	(30,176.0)	81.0	**41,011.1**
Cost of Goods and Services Sold	(8,586.2)	(56,913.0)	28,456.5	(81.0)	**(37,123.6)**
Gross Profit	2,167.9	3,439.1	(1,719.5)	-	**3,887.4**
Gross Margin (%)	*20.2%*	*5.7%*	*n/a*	*n/a*	*9.5%*
Selling Expenses	(460.3)	(1,354.0)	677.0	-	**(1,137.2)**
General and Administrative Expenses	(578.8)	(607.6)	303.8	-	**(882.6)**
Other Operating Income (Expenses)	1,800.7	28.0	(14.0)	-	**1,814.7**
Equity Pick-up	236.6	(19.4)	9.7	(59.0)	**167.9**
Depreciation and Amortization	851.7	2,114.8	(1,057.4)	-	**1,909.1**
EBITDA	4,017.9	3,600.8	(1,800.4)	(59.0)	**5,759.4**
EBITDA Margin (%)	*37.4%*	*6.0%*	*n/a*	*n/a*	*14.0%*
Adjusted EBITDA	3,395.5	2,950.8	(1,475.4)	(59.0)	**4,812.0**
Adjusted EBITDA Margin (%)	*31.6%*	*4.9%*	*n/a*	*n/a*	*11.7%*
Financial Result	(1,312.1)	(1,448.2)	724.1	-	**(2,036.1)**
Income and Social Contribution Taxes	(101.8)	90.3	(45.2)	-	**(56.6)**
Non-controlling Interest	(946.3)	6.3	(3.1)	(8.3)	**(951.4)**
Net (loss) Income	806.0	134.4	(67.2)	(67.2)	**806.0**

Results by Business Unit 2022	Cosan Consolidated Accounting	Raízen	50% Raízen	Adjustments and Elimination	Cosan Pro forma
Net Revenue	39,737.4	244,293.7	(122,146.9)	369.1	**162,253.4**
Cost of Goods and Services Sold	(30,753.1)	(233,658.1)	116,829.1	(369.1)	**(147,951.3)**
Gross Profit	8,984.2	10,635.6	(5,317.8)	-	**14,302.0**
Gross Margin (%)	*22.6%*	*4.4%*	*n/a*	*n/a*	*8.8%*
Selling Expenses	(1,276.3)	(5,148.0)	2,574.0	-	**(3,850.3)**
General and Administrative Expenses	(1,976.3)	(2,425.3)	1,212.7	-	**(3,189.0)**
Other Operating Income (Expenses)	1,752.2	283.6	(141.8)	-	**1,894.0**
Equity Pick-up	376.6	(119.3)	59.7	33.0	**349.9**
Depreciation and Amortization	3,014.5	9,297.5	(4,648.7)	-	**7,663.2**
EBITDA	10,874.9	12,524.0	(6,262.0)	33.0	**17,169.9**
EBITDA Margin (%)	*27.4%*	*5.1%*	*n/a*	*n/a*	*10.6%*
Adjusted EBITDA	10,159.6	11,138.9	(5,569.4)	33.0	**15,762.1**
Adjusted EBITDA Margin (%)	*25.6%*	*4.6%*	*n/a*	*n/a*	*9.7%*
Financial Result	(5,157.9)	(4,105.1)	2,052.5	-	**(7,210.5)**
Income and Social Contribution Taxes	118.4	864.7	(432.4)	-	**550.8**
Non-controlling Interest	(1,644.8)	(59.7)	29.8	3.7	**(1,671.0)**
Net (loss) Income	1,176.0	(73.5)	36.8	36.8	**1,176.0**

15

Earnings Release
Cosan S.A. | 4th Quarter and Fiscal Year of 2022

E.2.1 Reconciliation of Results from Raizen to Cosan Perspective

The differences between the Raízen Perspective and Cosan Perspective refer to the impact of the fair value of assets contributed and liabilities assumed in the organization of Raízen, in June 2011, on the Cosan Perspective for accounting purposes. This fair value usually is amortized in accordance with the useful life of assets and the effective terms of agreements. Meanwhile, under the Raízen Perspective, assets and liabilities are registered at book value.

Earnings Conciliation BRL mln	4Q22 (oct-dec)	4Q21 (oct-dec)
EBITDA - Raizen perspective	**3,631.4**	**4,469.7**
Fair Value Effects	(14.5)	5.5
Right of Exclusive Supply	(16.0)	(16.0)
EBITDA - Cosan perspective	**3,600.8**	**4,459.2**
Net Income - Raizen perspective	**174.2**	**1,385.4**
Depreciation & Amortization	(29.6)	(44.2)
Fair Value Effects	(14.5)	5.5
Right of Exclusive Supply	(16.0)	(16.0)
Financial Expenses	(0.0)	(0.0)
Income Tax (34%)	20.5	18.6
Net Income - Cosan perspective	**134.4**	**1,349.3**

E.3 Reconciliation of Adjustments - EBITDA and Net Income

With the purpose of maintaining a normalized comparison basis, a description follows of non-recurring effects by business line, as well as the adjustments indicated in the table, following the criteria below:

- **Raizen:**
  - 4Q22: (i) non-cash (book only) impact from hedge accounting for the liabilities used to protect ethanol exports made in the past by Biosev; (ii) book result from the acquisition of the Lubricants business of Shell Brasil; (iii) gains from tax credits and other non-operating assets; (iv) loss of R$122 million impacting inventories due to the reduction in PIS/COFINS and ICMS taxes levied on Gasoline and Ethanol in the period; and (v) effect of the shutdown of the refinery in Argentina (R$683 million) on the result.
- **Rumo:**
  - 4Q22: (i) capital gain on the divestment of EPSA; (ii) non-recurring provisions, mainly for the conclusion of the arbitration dispute with the acquisition of Farovia; (iii) managerial adjustment for better comparability of the result and consolidation of EPSA's results from November and December; and (iv) reconciliation of accounts due to Paulista Network renewal in 2021.
- **Compass:**
  - 4Q21: (i) reversal of gross revenue arising from the partnership with Total Gas & Power Limited, recognized in 2Q21.
- **Cosan Corporate:**
  - 4Q22: (i) gain from a bargain purchase at Tellus and Janus; and (ii) gain from the sale of Payly to Raízen.
  - 4Q21: (i) gain from a bargain purchase at Radar; and (ii) partial reversal of deferred income tax linked to the amortization of surplus generated from the organization of Raízen in 2011.

16

Earnings Release
Cosan S.A. | 4th Quarter and Fiscal Year of 2022
cosan

BRL mln	4Q22 (oct-dec)	4Q21 (oct-dec)	Adjusted EBITDA[1] Chg.% 4Q22/4Q21	2022 (jan-dec)	2021[2] (jan-dec)	Chg.% 2022x2021
Consolidated Pro forma - Before adjustments	**5,759.4**	**3,661.1**	**57.3%**	**17,169.9**	**16,189.0**	**6.1%**
Raizen S.A. (50%)	**(325.0)**	**(550.5)**	**-41.0%**	**(692.5)**	**(1,004.5)**	**-31.1%**
Assets Divestments	0.5	(3.0)	n/a	0.5	(3.2)	n/a
Assets arising from contracts with clients (IFRS 15)	82.5	73.5	12.2%	322.6	282.7	14.1%
Change in Biological Assets (IAS 40)	(379.0)	(253.6)	49.5%	118.3	(525.0)	n/a
Leases (IFRS 16)	(374.7)	(366.7)	2.2%	(1,625.8)	(1,262.0)	28.8%
Non-recurring effects	345.7	(0.8)	n/a	492.0	503.0	-2.2%
Rumo (30%)	**(468.6)**	**-**	**n/a**	**(468.6)**	**(53.0)**	**n/a**
Non-recurring effects	(468.6)	-	n/a	(468.6)	(53.0)	n/a
Compass Gás & Energia (88%)	**-**	**68.1**	**n/a**	**-**	**174.2**	**n/a**
Non-recurring effects	-	68.1	n/a	-	174.2	n/a
Cosan Corporate	**(153.7)**	**(416.3)**	**-63.1%**	**(246.7)**	**(3,444.2)**	**-92.8%**
Non-recurring effects	(153.7)	(416.3)	-63.1%	(246.7)	(3,444.2)	-92.8%
Consolidated Pro forma - After adjustments	**4,812.0**	**2,762.4**	**74.2%**	**15,762.1**	**11,861.6**	**32.9%**

BRL mln	4Q22 (oct-dec)	4Q21 (oct-dec)	Adjusted Net Income[1] Chg.% 4Q22/4Q21	2022 (jan-dec)	2021[2] (jan-dec)	Chg.% 2022x2021
Consolidated Pro forma - Before adjustments	**806.0**	**1,277.4**	**-36.9%**	**1,176.0**	**6,312.1**	**-81.4%**
Raizen S.A. (50%)	**44.2**	**(103.7)**	**n/a**	**698.7**	**210.3**	**n/a**
Assets Divestments	0.3	(2.0)	n/a	0.3	(2.1)	n/a
Change in Biological Assets (IAS 40)	(250.1)	(167.3)	n/a	78.0	(297.7)	n/a
Leases (IFRS 16)	65.8	66.1	-0.4%	306.5	135.6	n/a
Non-recurring effects	228.2	(0.5)	n/a	313.9	374.6	-16.2%
Rumo (30%)	**(93.9)**	**-**	**n/a**	**(93.9)**	**(10.6)**	**n/a**
Non-recurring effects	(93.9)	-	n/a	(93.9)	(10.6)	n/a
Compass Gás & Energia (88%)	**-**	**44.7**	**n/a**	**-**	**26.7**	**n/a**
Non-recurring effects	-	44.7	n/a	-	26.7	n/a
Cosan Corporate	**(101.5)**	**(807.1)**	**-87.4%**	**(162.8)**	**(3,835.0)**	**-95.8%**
Non-recurring effects	(101.5)	(807.1)	-87.4%	(162.8)	(3,835.0)	-95.8%
Consolidated Pro forma - After adjustments	**654.8**	**411.2**	**59.2%**	**1,618.0**	**2,703.4**	**-40.2%**

Note 1: Considers 100% of the results of Compass, Moove and Rumo in EBITDA consolidation. For purposes of net income, considers the consolidation of Cosan's proportional interest in the subsidiaries.
Note 2: Pro forma results, in adjusted basis, i.e., includes 50% of Raizen and 100% of Rumo, Cosan Logística and Cosan Limited as from January 1, 2021.

17

F. Relevant matters and Events after the reporting period Relevant matters announced by the Company and its subsidiaries as of the publication date of this document follow. Gain from a bargain purchase at the Land segment In September 2022, the Company announced the acquisition of an additional equity interest in Tellus and Janus. According to explanatory note 8.2 of the individual and consolidated financial statements on 12/31/2022, the price paid in the transaction was less than the Net Book Value of the land acquired, i.e., a non-recurring (non-cash) gain from negative goodwill of R$99 million was recognized in 4Q22 at Cosan Corporate. Structuring of Preferred Shares In connection with the developments of the Vale transaction, in December 2022 the Company concluded the operationalization of the preferred share structures of Cosan Nove and Cosan Dez, which hold shares of Raízen and Compass, as established in the deal. For more information, see the “C.7 Vale” section of this earnings release.

Earnings Release
Cosan S.A. | 4th Quarter and Fiscal Year of 2022
cosan

G. Financial Statements

We present below the Financial Statements (Income Statement and Balance Sheet) from the perspectives of Cosan S.A. Consolidated and Cosan S.A. Pro Forma. To access the separate Financial Statements for each business, as well as operational data and information, please consult the spreadsheet by segments available on the Company's Investor Relations website.

G.1 Cosan S.A. Consolidated

Income Statement for the Period BRL mln	4Q22 (oct-dec)	4Q21 (oct-dec)	Chg.% 4Q22/4Q21	3Q22 (jul-sep)	Chg.% 4Q22/3Q22	2022 (jan-dec)	2021 (jan-dec)	Chg.% 2022/2021
Net Revenue	**10,754.1**	**6,749.9**	**59.3%**	**11,507.3**	**-6.5%**	**39,737.4**	**25,865.0**	**53.6%**
Cost of Goods and Services Sold	**(8,586.2)**	**(5,454.4)**	**57.4%**	**(8,698.8)**	**-1.3%**	**(30,753.1)**	**(19,864.2)**	**54.8%**
Gross profit	**2,167.9**	**1,295.5**	**67.3%**	**2,808.5**	**-22.8%**	**8,984.2**	**6,000.8**	**49.7%**
Selling, general & administrative expenses	(1,039.0)	(707.6)	46.8%	(942.6)	10.2%	(3,252.6)	(2,295.8)	41.7%
Other net operating income (expenses)	1,800.7	182.1	n/a	(63.9)	n/a	1,752.2	382.6	n/a
Financial results	(1,312.1)	(1,122.2)	16.9%	(1,354.7)	-3.1%	(5,157.9)	(2,557.6)	n/a
Equity Pick-up	236.6	686.3	-65.5%	(160.2)	n/a	376.6	4,720.9	-92.0%
Expenses with income and social contribution taxes	(101.8)	755.4	n/a	153.8	n/a	118.4	445.6	-73.4%
Non-controlling interest	(946.3)	188.0	n/a	(455.8)	n/a	(1,644.8)	(384.3)	n/a
Net income (loss)	**806.0**	**1,277.4**	**-36.9%**	**(14.9)**	**n/a**	**1,176.0**	**6,312.1**	**-81.4%**

Balance Sheet BRL mln	4Q22 (oct-dec)	3Q22 (jul-sep)
Cash and cash equivalents	13,302	15,488
Marketable Securities	22,100	9,044
Trade accounts receivable	3,770	4,151
Inventories	1,869	1,847
Derivative financial instruments	4,152	2,626
Other current assets	3,128	4,489
Other non-current assets	16,846	16,730
Investments	14,135	14,749
Investment properties	14,103	3,936
Biological assets	10	-
Property, plant and equipment	18,948	18,385
Intangible assets	22,122	21,831
Total assets	**134,485**	**113,276**

Loans and borrowings	52,987	51,723
Financial instruments and derivatives	5,291	1,758
Trade accounts payable	4,318	4,376
Payroll	660	578
Other current liabilities	5,239	5,676
Other non-current liabilities	17,821	16,730
Shareholders' Equity	**48,169**	**32,434**
Total liabilities	**134,485**	**113,276**

19

Earnings Release
Cosan S.A. | 4th Quarter and Fiscal Year of 2022

G.1.2 Cosan S.A. Consolidated Pro Forma

Income Statement for the Period BRL mln	4Q22 (oct-dec)	4Q21 (oct-dec)	Chg. % 4Q22/4Q21	3Q22 (jul-sep)	Chg. % 4Q22/3Q22	2022 (jan-dec)	2021 (jan-dec)	Chg.% 2022/2021
Net Revenue	**41,011.1**	**34,352.8**	**19.4%**	**43,745.6**	**-6.3%**	**162,253.4**	**113,128.0**	**43.4%**
Cost of goods sold and Service Sold	**(37,123.6)**	**(31,008.6)**	**19.7%**	**(39,836.2)**	**-6.8%**	**(147,951.3)**	**(101,287.4)**	**46.1%**
Gross profit	**3,887.4**	**3,344.2**	**16.2%**	**3,909.4**	**-0.6%**	**14,302.0**	**11,840.6**	**20.8%**
Selling, general & administrative expenses	(2,019.8)	(1,533.7)	31.7%	(1,946.0)	3.8%	(7,039.3)	(5,131.2)	37.2%
Other net operating income (expenses)	1,814.7	240.1	n/a	(371.5)	n/a	1,894.0	741.5	n/a
Financial results	(2,036.1)	(1,416.0)	43.8%	(1,891.0)	7.7%	(7,210.5)	(3,541.1)	n/a
Equity Pick-up	167.9	(3.5)	n/a	226.3	-25.8%	349.9	3,036.9	-88.5%
Expenses with income and social contribution taxes	(56.6)	469.6	n/a	433.3	n/a	550.8	(229.5)	n/a
Non-controlling interest	(951.4)	176.5	n/a	(375.4)	n/a	(1,671.0)	(405.0)	n/a
Net income (loss)	**806.0**	**1,277.4**	**-36.9%**	**(14.9)**	**n/a**	**1,176.0**	**6,312.1**	**-81.4%**

Balance Sheet BRL mln	4Q22 12/31/22	3Q22 09/30/22
Cash and cash equivalents	15,753	18,816
Securities	22,104	9,045
Inventories	9,891	10,579
Derivative financial instruments	7,663	6,527
Biological Assets	1,637	1,087
Assets from contracts with clients ST	314	316
Other current assets	17,002	18,284
Other non-current assets	25,198	25,015
Investments	3,576	3,915
Investment properties	14,103	3,936
Property, plant and equipment	31,545	30,443
Intangible assets	26,791	26,483
Assets from contracts with clients LT	2,453	2,266
Total Assets	**178,030**	**156,713**

Loans and borrowings	69,763	69,027
Financial instruments and derivatives	7,745	4,829
Trade accounts payable	13,713	13,026
Payroll	1,078	1,048
Other current liabilities	9,899	9,550
Other non-current liabilities	25,876	24,965
Shareholders' Equity	**49,956**	**34,267**
Total Liabilities	**178,030**	**156,713**

20

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2023

COSAN S.A.
By:	/s/ Ricardo Lewin
Name: Ricardo Lewin
Title: Chief Financial Officer